Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 1 DATED FEBRUARY 9, 2016
TO THE OFFERING CIRCULAR DATED JANUARY 5, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (“we”, “our” or “us”), dated January 5, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on January 6, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to provide an updated disclosure regarding:

•	Executive Officers of our Manager; and
•	Principal Shareholders

Executive Officers of our Manager

As of the date of this supplement, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	39	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	30	Chief Operating Officer
Bjorn J. Hall	34	General Counsel and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer and Director of our Manager and has served in such capacities with the sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben currently serves as Interim Chief Financial Officer and Treasurer of our Manager. Since June 2012, Ben has been Managing Partner of Rise Development LLC, a real estate company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining the company in early 2003 as a board advisor and then as COO in 2005.  Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. In 2001, Ben also was co-founder and a Managing Partner of US Nordic Ventures, a private equity and operating company that partners with Scandinavian green building firms to penetrate the US market.  Ben continues to be actively involved in US Nordic Ventures as a managing partner. In 2001, US Nordic Ventures started a subsidiary, called US Nordiclean, a green technology company in the commercial kitchen industry. Ben is responsible for oversight of Nordiclean as its technology is installed in commercial kitchens across the country. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon worked as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon worked for Westfield, one of the world’s largest shopping center owners and developers, in their east coast regional development office. Brandon earned is BA in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel and Secretary of our Manager and has served in such capacities with our sponsor since February 2014. Prior to joining our sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law School.

Principal Shareholders

The following table sets forth the beneficial ownership of our common shares as of the date of this supplement for each person or group that holds more than 5% of our common shares, for each director and executive officer of our sponsor and for the directors and executive officers of our sponsor as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 1519 Connecticut Avenue, NW, Suite 200, Washington, D.C. 20036.

	Number of Shares	Percent of
Name of Beneficial Owner(1)	Beneficially Owned	All Shares
Rise Companies Corp. (2)(3)	100	100%
Benjamin S. Miller	0	0
Brandon T. Jenkins	0	0
Bjorn J. Hall	0	0
All directors and executive officers of our sponsor as a group (3 persons)	100	100%

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	As of the date of this supplement, Rise Companies Corp. owns all of our issued and outstanding common shares.

(3)	All voting and investment decisions with respect to our common shares that are held by Rise Companies Corp. are controlled by the board of directors of Rise Companies Corp. The board is comprised of four (4) members, with two (2) elected by the common shareholders, one (1) elected by the Series A preferred shareholders, and one (1) elected by all of the shareholders voting as a single class. Benjamin Miller and Daniel Miller, who are brothers, beneficially own common shares of Rise Companies Corp. that entitle each of them to approximately 45% of the voting control over the election of board members; no other common shareholder controls more than 5% of the voting power of the Rise Companies Corp. common shares. The Series A preferred shareholders of Rise Companies Corp. are entitled to one board seat and Renren Lianhe Holdings, a subsidiary of RenRen, Inc (NYSE: RENN), is the only preferred stockholder with more than 5% of the vote of the Series A preferred stock with approximately 66.2% of the vote of the Series A preferred shareholders.